OFFERING CIRCULAR SUPPLEMENT NO. 4 DATED March 27, 2023

(TO THE OFFERING CIRCULAR DATED December 7, 2022 AND QUALIFIED ON December 9, 2022)

BEMAX, INC.

(Exact name of registrant as specified in its charter)

Date: March 27, 2023

Nevada	5190	46-5540812
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

625 Silver Oak Drive
Dallas, Georgia 30132

Telephone: 404-480-8372

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

www.bemaxinc.com

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with the offering circular of Bemax, Inc. (the "Company," "we," "us," or "our") dated December 7, 2022 and qualified by the Commission on December 9, 2022 ("Offering Circular").

The purpose of this Supplement is to disclose that we have determined to set the fixed offering price at $0.0103 per share. We will have approximately 1,487,343,078 common shares issued and outstanding if we sell all of the shares we are offering at the offering price.

OFFERING CIRCULAR SUPPLEMENT DATED March 27, 2023

UP TO A MAXIMUM OF 1,000,000,000 SHARES OF COMMON STOCK

MINIMUM INDIVIDUAL INVESTMENT: None

	Price Per Share to Public	Underwriting discount and commissions	Proceeds to issuer
Common Stock	$0.0103	NONE	Up to Maximum of $5,000,000